SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 0-19944 (Check One)
X	Form 10-K and Form 10-KSB	☐	Form 11-K
☐	Form 20-F	☐	Form 10-Q and Form 10-QSB	☐	Form N-SAR

For period ended: December 31, 2003

☐	Transition Report on Form 10-K and Form 10-KSB	☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the transition period ended: N/A

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

M-Wave, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	33-45499 (Commission File Number)	36-3809819 (I.R.S. Employer Identification No.)
475 Industrial Drive, West Chicago, Illinois 60185 (Address of principal executive offices) (Zip Code) (630) 562-5550 (Registrant’s telephone number) PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

M-Wave, Inc. has worked diligently to complete its Annual Report on Form 10-K for the fiscal year ending December 31, 2003. However, as previously disclosed in prior Current Reports filed on Form 8-K, the Company has been effectuating a significant financial and operating restructuring during the fiscal year ended December 31, 2003, and further, into the current fiscal year. The various asset sales and the execution of the Strategic Operating Alliance agreement, reported in our Current Report on Form 8-K dated February 11, 2004, has increased the workload integrating numerous elements of those transactions including preparation of recent event information and Auditor reviews, notes and attachments to the 10K.

In addition, as part of that restructuring, M-Wave is completing a receivables purchase facility through Silicon Valley Bank and desires to disclose the existence and terms of that facility in our Form 10-K as a recent event. Accordingly, the Company has been unable to complete the Form 10-K by the required date without unreasonable effort and expense. Pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, we respectfully request a fifteen-day extension, to file our Annual Report on Form 10-K. We intend to file that Report as promptly as possible within that fifteen-day period.

PART IV OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.
Joseph A. Turek (Name)	(630) 562-4722 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_| Yes [X] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A
M-Wave, Inc. (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: March 30, 2004	By:	/S/ Joseph A. Turek
	Name:	Joseph A. Turek
	Title:	President, Chief Executive Officer, and Chairman of the Board of Directors